

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Tony Ramos
President
Southern Tier Region Rural Broadband Company, Inc.
1050 Connecticut Avenue, N.W.
10th Floor
Washington, D.C. 20036

> **Re:** **Southern Tier Region Rural Broadband Company, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 23, 2015**
> **File No. 024-10456**

Dear Mr. Ramos:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. For example, your filing does not contain any Part II (offering circular) or Part III (exhibits) information. As a consequence, we will not perform an examination of the offering statement and we will not issue comments until the filing is in material compliance with the requirements of the form.

We will not be in a position to qualify the Form 1-A until you amend the offering statement to correct the material deficiencies and address any comments we may have at that time.

Please contact Justin Kisner at 202-551-3788 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director